Room 4561

May 3, 2006

Mr. Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Street, Suite 3
Scottsdale, AZ 85260

> **Re: Alanco Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 19, 2006**
> **File No. 333-131140**
>
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed September 28, 2005**
> **File No. 000-09347**

Dear Mr. Kauffman:

We have reviewed your response letter dated April 28, 2006 and have the following additional comments. Please respond to our comments on your periodic filings within ten business days from the date of this letter. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Note 12. Shareholders' Equity, page 31

1.   We note your response to prior comment number 1 and we do not agree with your materiality assessment regarding the correction of the preferred stock

classification error. Please amend your 2005 Form 10-KSB to report this correction as a restatement.

2.   We have read your response to prior comment number 2 and note that you have evaluated the put right using EITF 00-19. We also note that you have concluded that the criteria that must be met in order to settle the put with shares are within your control. It is unclear to us how the trading volume of your common stock is within your control. Please explain to us how you would be able to control this criterion in order to ensure that the put is settled in shares rather than cash. Note that the likelihood, regardless of how remote, of your being forced to settle the put with cash would generally not be considered in this analysis performed in accordance with EITF 00-19.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 if you have any questions regarding these comments. You may call me at (202) 551-3489 or Barbara Jacobs, Assistant Director, at (202) 551-3730 if you have any other questions.

Sincerely,

Brad Skinner
Branch Chief – Accounting

cc: Via Facsimile (480) 348-1471
Steven P. Oman, Esq.
Telephone: (480) 348-1470